

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

VIA E-MAIL
Ms. Catherine D. Rice
Chief Financial Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020

   Re: W. P. Carey Inc.
     Form 10-K for fiscal year ended December 31, 2013
     Filed March 3, 2014
     File No. 001-13779

Dear Ms. Rice:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Wilson K. Lee

       Wilson K. Lee
       Senior Staff Accountant